EXECUTED COPY

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

FOR AUGUST 1, 2002

REPSOL YPF, S.A.

(Exact name of Registrant as specified in its charter)

Paseo de la Castellana, 278
28046 Madrid, Spain
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F X FORM 40-F ___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___ NO X

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]
Not applicable

REPSOL YPF, S.A.

TABLE OF CONTENTS

REPSOL YPF

Dirección Corporativa
de Relaciones Externas

Paseo de la
Castellana, 278-280
28046 Madrid
España

Tls. 91 348 81 00
91 348 80 00
Fax 91 314 28 21
91 348 94 94
www.repsolypf.com

Madrid, 1st, August 2002
N° of pages: 2

JOINT PRESS RELEASE REPSOL YPF, CEPSA, BP OIL AND CHINA AVIAITON OIL

CHINA AVIATION OIL BUYS 5% OF CLH

An additional 5% buying option is postponed until 30th September

China Aviation Oil (Singapore) and CLH, Repsol YPF, Petronor, BP and CEPSA stockholders signed today the agreement which makes final the purchase of 5% of CLH stock.

The ceremony took place at Repsol YPF headquarters, being present representatives from the companies involved: Chen Jiulin, China Aviation Oil (Singapore) CEO, Miguel Boyer, CLH CEO, Jose Manuel Revuelta, Corporate Director, International Affairs and Assistant to the Chairman, Juan Sancho Rof, Petronor CEO, Fernando Maravall, CEPSA CEO and José Andrés, General Manager Corporate Project, BP OIL España. Also present was the Ambassador of the Chinese Republic, Tang Yonggu, plus other authorities and representatives from the companies concerned.

The Repsol YPF Group, CEPSA and BP did sign an agreement on 30th April to sell to China Aviation Oil (Singapore) Corporation Ltd 5% of the CLH shares.

This deal was closed today with the signing of the agreement, which included an additional option for another 5% on the part of China Aviation Oil (Singapore) deadline to make it firm being 31st July, 2002. Carrying out this option was postponed until 30th September, 2002.

This sale is in accordance with to the Royal Decree 6-2000 dated 23rd June on Urgent Measures to Intensify Competence in Markets for Goods and Services. Among these measures and with the purpose of having new partners, individual participation is limited up to 25% of CLH shares, as well as 45% of joint participation of the companies with refining capacity in Spain.

In the plan presented by CLH before the Ministry of Finances and approved by the Delegate Commission of the Government for Economic Affairs in March, 2001, a settlement was established among the partners in their respective participations of the shares. In that way, by the end of the process, the Repsol YPF Group would reduce its participation by a 25%, CEPSA by 15% and BP by 5%.

Last 21st June a deal was also closed to sell to the company from the Canary Islands, DISA Corporación Petrolífera S.A. a 5% of CLH and on 1st March, 2002, the Canadian Group Enbridge already purchased 25% of the CLH stocks.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Repsol YPF, S.A.

Date: August 1, 2002

By: ______________________

Name: Carmelo de las Morenas

Title: Chief Financial Officer